Filed Pursuant to Rule 424(b)(3)
                                                          File Number 333-40805


         PROSPECTUS SUPPLEMENT No. 1 DATED SEPTEMBER 15, 1998
                                  to
                     Prospectus Dated May 15, 1998

                           1,453,245 SHARES

                        PMC INTERNATIONAL, INC.

                             COMMON STOCK
                      ($0.01 PAR VALUE PER SHARE)

      This Prospectus Supplement No. 1 ("First Supplement") supplements information contained in that certain Prospectus dated May 15, 1998 (the "Prospectus") of PMC International, Inc. (the "Company") relating to the public offering, which is not being underwritten, and sale by certain shareholders of the Company or by pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer (the "Selling Shareholders") of 1,453,245 shares of Common Stock, $0.01 par value, of the Company (the "Common Stock"). This First Supplement briefly describes recent transactions completed by the Company and incorporates the Company's Quarterly Report on Form 10-QSB, as amended and without exhibits, for the fiscal quarter ended June 30, 1998. This First Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. Capitalized terms used in this First Supplement and not otherwise defined herein have the meanings assigned to such terms in the Prospectus.

       The date of this Supplement No. 1 is September 15, 1998.


                          RECENT DEVELOPMENTS

      On July 7, 1998, in connection with a letter of intent between Dundee Bancorp Inc., a Canadian investment management firm ("Dundee"), to negotiate the acquisition by Dundee of a controlling interest in the Company, Dundee provided a short-term loan to the Company in the principal amount of $1.5 million, for working capital purposes. The loan is secured by the assets of the Company and by a pledge of the stock of each of the Company's subsidiaries and is guaranteed by PMC, PMCIS and PTS. On August 7, 1998, the
Company  and  Dundee  mutually  agreed  to  terminate   negotiations   for  the
acquisition. If the Company is unable to repay the loan when it is due on September 30, 1998 or obtain an extension of the due date, the Company will be materially adversely affected.

      On August 24, 1998, the Company concluded negotiations with Kenneth S. Phillips concerning the termination of his employment and accepted his resignation as President, Chief Executive Officer and Director of the Company and from all officer and director positions with the Company's subsidiaries. In connection with these events, the Company entered into a separation agreement with Mr. Phillips whereby the Company agreed to make severance payments to Mr. Phillips in an amount of $50,000 for two months and $25,000 per month for an additional 23 months in lieu of the severance payments required under Mr. Phillips' Employment Agreement. The separation agreement restricts Mr. Phillips from competing or interfering with the Company's activities during the 27 month period after his termination or from disclosing or utilizing proprietary information. At the option of Mr. Phillips, the non-compete restrictions may be terminated after one year and the Company would have no further severance payment obligation to him. In addition, Mr. Phillips' Employment Agreement and Change of Control Severance Agreement were terminated and the Shareholders Agreement dated as of December 24, 1996, among the Company, Mr. Phillips and certain other shareholders, which included a voting agreement among the parties, was effectively terminated as to Mr. Phillips and KP3, LLC (a Colorado limited liability company controlled by Mr. Phillips). Pursuant to the separation agreement, the Company and Mr. Phillips agreed to conclude the relationship between the Company and KP3. Mr. Phillips agreed to apply all funds held by KP3 towards the prepayment of the KP3 Loans and the Company agreed to allow the bank to apply the collateral it pledged as security (including a portion of the accrued interest therein) in the amount of approximately $1,766,000, to the payment of principal and interest on the KP3 Loan. The Company will forgive accounts receivable from KP3 in the amount of approximately $234,000, with the combined assistance to KP3 not exceeding $2 million. As a result of the application of the pledged collateral to the KP3 Loan and pursuant to the terms of the Reimbursement and Pledge Agreement between the Company and KP3, the Company will exercise its rights thereunder in respect of the 410,961 shares of PMCI common stock pledged by KP3, and will take such shares into its treasury.

                        SECOND QUARTER RESULTS

      A copy of the Company's Quarterly Report on Form 10-QSB, as amended and without exhibits, for the fiscal quarter ended June 30, 1998, is attached hereto and is a part hereof.

               U. S. SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549
                      FORM 10-QSB (AS AMENDED)

(Mark One)
[X]   QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934
      For the quarterly period ended JUNE 30, 1998

[  ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934
      For the transition         to
      period from:
                            -----   ----

            Commission file number         0-14937
                                   ------------------------

                       PMC INTERNATIONAL, INC.
  (Exact name of small business issuer as specified in its charter)

                    COLORADO            84-0627374
        (State or other jurisdiction of (IRS Employer incorporation or organization) Identification No.)

         555 17th Street, 14th Floor, Denver, Colorado 80202
              (Address of principal executive offices)

                           (303) 292-1177
                     (Issuer's telephone number)

                           Not Applicable
   (Former name, former address and former fiscal year, if changed since last report)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90
days.Yes   X  No
         -----    ----

As of August 13, 1998, the issuer had outstanding 4,857,803 shares of Common Stocks, par value $.01 per share.

Transitional Small Business Disclosure Format
Yes      No   X
     ----    ----

              PMC INTERNATIONAL, INC. AND SUBSIDIARIES

                             FORM 10-QSB
                                INDEX

                                                  Page  #
PART I     Financial Information

      Item 1             Financial Statements (Unaudited)     3

           Condensed Consolidated Balance Sheets        3
           -- June 30, 1998 & December 31, 1997

           Condensed Consolidated Statements of Income  5
           -- Six months ended June 30, 1998 & June 30, 1997

           Condensed Consolidated Statements of Cash Flow6
           -- Six months ended June 30, 1998 & June 30, 1997

           Notes to Unaudited Condensed Consolidated
           Financial Statements                         7

      Item 2Management's Discussion & Analysis of Financial Condition
           & Results of Operations                      9

PART II    Other Information

      Item 1                            Legal Proceedings     17

      Item 6               Exhibits & Reports on Form 8-K     17

Signatures                                             18

Exhibit Index                                                 19

     PMC INTERNATIONAL, INC. AND SUBSIDIARIES
                       PART I. FINANCIAL INFORMATION

ITEM 1  FINANCIAL STATEMENTS (Notes 1 & 4)

          PMC INTERNATIONAL, INC. AND SUBSIDIARIES
           CONDENSED CONSOLIDATED BALANCE SHEETS

                           ASSETS


                                        (Unaudited)
                                        June 30,  December 31,
                                          1998        1997
                                        ---------   ---------

CURRENT ASSETS

    Cash and cash equivalents (Note 2) $2,099,557  $2,953,740

    RECEIVABLES:
       Investment management fees       1,050,688   1,041,390
       Other receivables                   92,587     166,221

FURNITURE AND EQUIPMENT, at cost,
    net of accumulated depreciation of
    $1,318,697 and $1,277,801 (Note 1)    769,186     965,168

SOFTWARE AND PRODUCT DEVELOPMENT
    at cost, net of accumulated
    amortization of
    $1,382,674 and $963,469 (Note 1)    1,090,023   1,208,713

PREPAID EXPENSES AND OTHER ASSETS       1,081,997   1,023,364

LONG TERM NOTE RECEIVABLE (Note 2)        319,948     623,115

GOODWILL, net of amortization
    of $418,492 and $146,096 (Note 1)   5,122,209   5,394,606
                                        ---------   ---------

    TOTAL ASSETS                       11,626,195  13,376,317
                                        =========   =========

           PMC INTERNATIONAL, INC. AND SUBSIDIARIES
             CONDENSED CONSOLIDATED BALANCE SHEETS
                           (CONT'D)

             LIABILITIES AND SHAREHOLDERS' EQUITY

                                        (Unaudited)
                                        June 30,     December
                                                        31,
                                          1998          1997
                                        ----------   -----------

LIABILITIES
    Accounts payable                   $2,126,991    $1,687,967
    Accrued expenses                      772,404       644,012
    Other liabilities                     102,597       104,125
    Deferred revenue                    1,368,377     1,307,382
    Notes payable - current (Note 3)      724,696       166,158
    Obligations under capital lease       323,264       384,986
    Notes payable - long-term (Note 3)     40,000       200,000
                                        ----------   -----------

    TOTAL LIABILITIES                   5,458,329     4,494,630
                                        ----------   -----------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
    Preferred stock, no par value -
    authorized
       5,000,000 shares; issued and
       outstanding,
       138,182 shares and 138,182         345,455       345,455
       shares
    Common stock, $.01 par value -
    authorized
       50,000,000 shares; issued and
       outstanding,
       4,857,803 shares and 4,857,903      48,578        48,579
       shares
    Additional paid-in capital         22,969,211    22,977,526
    Accumulated deficit               (17,195,378)  (14,489,873)
                                        ----------   -----------

       TOTAL SHAREHOLDERS' EQUITY       6,167,866     8,881,687
                                        ----------   -----------

TOTAL LIABILITIES AND
    SHAREHOLDERS' EQUITY               $11,626,195  $13,376,317
                                        ==========   ===========

                         PMC INTERNATIONAL, INC. AND SUBSIDIARIES
                       CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                       (Unaudited)

                       Three Months Ended         Six Months Ended
                            June 30,                  June 30,
REVENUE


                   1998         1997          1998          1997
                -----------   ----------   ------------  -----------
    Investment  $5,305,228    $2,944,643   $10,721,563   $5,733,145
    management
    fees

    Other           95,620       45,442        149,733      118,062
    income
                -----------   ----------   ------------  -----------

       Total     5,400,848    2,990,085     10,871,296    5,851,207
       revenue
                -----------   ----------   ------------  -----------

DIRECT EXPENSES

    Investment   3,209,421    1,343,952      6,558,222    2,734,674
    manager
    and other
    fees
                -----------   ----------   ------------  -----------

GROSS MARGIN
                $2,191,427    $1,646,133    $4,313,074   $3,116,533
                -----------   ----------   ------------  -----------

OPERATING
EXPENSES
    Salaries     1,711,755    1,248,211      3,558,824    2,216,660
    and
    benefits

    Clearing       154,758      120,447        309,242      277,655
    charges
    and user
    fees

    Advertising    224,247      203,281        488,248      416,729
    and
    promotion

    General        372,336      255,227        726,647      482,575
    and
    administrative

    Occupancy      553,216      331,509      1,152,828      607,754
    and
    equipment
    costs

    Professional   125,075      221,335        374,397      427,285
    fees

    Amortization   136,198            -        272,396            -
    of goodwill

    Amortization    89,612            -        135,997            -
    of software
    development
    costs
                -----------   ----------   ------------  -----------
       Total     3,367,197    2,380,010      7,018,579    4,428,658
       operating
       expenses
                -----------   ----------   ------------  -----------

NET LOSS       $(1,175,770)   $(733,877)   $(2,705,505) $(1,312,125)
BEFORE INCOME
TAXES

INCOME TAXES             -            -              -            -
                -----------   ----------   ------------  -----------

NET LOSS       $(1,175,770)   $(733,877)   $(2,705,505)  $(1,312,125)
                -----------   ----------   ------------  -----------

NET LOSS PER        $(0.25)      $(0.21)       $ (0.56)      $(0.37)
COMMON SHARE

WEIGHTED
AVERAGE NUMBER
OF COMMON
SHARES           4,857,804    3,630,673      4,857,804     3,630,805
OUTSTANDING
                -----------   ----------   ------------  -----------

           PMC INTERNATIONAL, INC. AND SUBSIDIARIES
        CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (Unaudited)

                                            Six Months Ended
                                                June 30,
                                          1998          1997
                                        ----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net Loss                            $(2,705,505) $(1,312,125)
    Adjustments to reconcile net loss
    to net cash used in operating
       activities

    Accretion of discount on notes       (19,111)      (32,610)
    receivable

    Depreciation and amortization         709,976       310,500

    Changes in operating assets and
    liabilities

       Investment management fees         (9,298)     (824,840)
       receivable

       Other receivables                   73,634        19,989
       Prepaid expenses and other        (58,633)     (373,114)
       assets

       Accounts payable                   439,024      (84,402)

       Accrued expenses                   128,392      (24,039)

       Other liabilities                  (1,528)      (21,625)

       SEC Settlement Distribution       (13,986)     (603,091)

       Deferred revenues                   60,995       (1,379)
                                        ----------   -----------

    Net cash used in operating          (1,396,040)  (2,946,736)
    activities
                                        ----------   -----------

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase of furniture, and           (78,671)     (441,610)
    equipment

    Disposal of furniture & equipment     261,949             -
    - PMCIS

    Decrease of long term note            322,278        38,871
    receivable

    Cost of product development         (300,515)             -
                                        ----------   -----------

    Net cash provided by (used in)
    investing   activities                205,041     (402,739)
                                        ----------   -----------

CASH FLOWS FROM FINANCING ACTIVITIES
    Net proceeds from notes payable       600,000             -

    Principal payments on notes payable (201,462)       (4,075)

    Principal payments on obligations    (61,722)      (62,991)
    under capital     lease

    Proceeds from exercise of stock             -        26,875
    options
                                        ----------   -----------
    Net cash provided by financing        336,816      (40,191)
    activities
                                        ----------   -----------

NET INCREASE (DECREASE) IN CASH         (854,183)    (3,389,666)
                                        ==========   ===========

CASH, at beginning of period             2,953,740     6,499,390
                                        ----------   -----------
CASH, at end of period                  $2,099,557   $3,109,724
                                        ==========   ===========

              PMC INTERNATIONAL, INC. AND SUBSIDIARIES

   NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
      FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND JUNE 30, 1997

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements include the historical accounts of Portfolio Management Consultants, Inc. ("PMC") for all periods, the accounts of PMCI since September 30, 1993, the accounts of Portfolio Brokerage Services, Inc., and Portfolio Technology Services, Inc. since inception, and PMC Investment Services, Inc. (formerly ADAM Investment Services, Inc.) since September 24, 1997. These financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and pursuant to the rules and regulations of the
Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of Management, all adjustments (consisting of normal accruals and elimination of intercompany accounts and transactions) considered necessary for a fair presentation have been included. The unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Company's Annual Report on Form 10-KSB, as amended, for the year ended December 31, 1997.

NOTE 2 - CASH AND CASH EQUIVALENTS

The Company holds cash of $2,100,000 of which $1,750,000 is restricted as a result of the following transaction: In January, 1997, a company (the "LLC") owned and controlled by the Company's president and CEO, borrowed $1,750,000 from a bank with a due date of December 31, 1997. The purpose of the loan was to finance payment of the deferred portion of the purchase price of 410,961 shares of PMCI common stock owned by the LLC that were purchased from a former officer of the Company at the time of his departure in July 1995. In connection with this borrowing, the Company agreed to collateralize the loan on behalf of the LLC and the 410,961 shares of common stock owned by the LLC were pledged to the Company. Accordingly, $1,890,000 of cash was originally restricted for this purpose. In October 1997, the Company and the LLC renegotiated the arrangement with another bank resulting in a $1,400,000 loan to the LLC due and payable December 31, 1998, and collateralized by the Company, and a $350,000 loan due March 31, 1998, collateralized with 87,500 shares of PMCI stock owned by the LLC and released from a pledge to the Company. In April 1998, the $350,000 LLC loan due March 31, 1998, was again restructured with the Company providing cash collateral, the loan being extended until December 31, 1998, and the 87,500 shares of PMCI stock owned by the LLC released from a pledge to the bank and pledged to the Company. Accordingly, as of June 30, 1998, $1,750,000 included in Cash and Cash Equivalents in the accompanying balance sheet is restricted under this arrangement. The Company also agreed to loan the LLC amounts sufficient to pay interest on the loan so long as the amount of loans made and bank collateral provided would not exceed $2,000,000. As of June 30, 1998, the Company has loaned the LLC approximately $195,000 designated to pay the interest on the bank loan. The LLC has agreed to reimburse the Company for any amounts paid by the Company toward the loan or for collateral applied  to the loan,  including  interest  at an annual  rate of 9%, and has granted the Company a security interest in the 410,961 shares of the Company's common stock owned by it.

              PMC INTERNATIONAL, INC. AND SUBSIDIARIES

NOTE 3 - NOTES PAYABLE

Notes payable include a loan from a bank with an original amount of $600,000 which was collateralized by accounts receivable and of which $36,725 was paid on June 24, 1998. Principal payments are due as follows: $363,725 on January 1, 1999, and $200,000 on April 1, 1999. Interest on the note, 11%, is due and payable monthly.

NOTE 4 - SUBSEQUENT EVENTS

The  Company  is  reorganizing  its  executive  management  and is in discussions with its President and Chief Executive Officer regarding his departure from the Company. In connection with the reorganization, the Company expects that it would become obligated to pay the loan obligations of the LLC (see Note 2) with cash held in restricted accounts. The Company also expects it would take into its treasury stock the 410,961 shares of PMCI common stock owned by the LLC and pledged to the Company in support of its guarantee of the LLC loans.

             PMC INTERNATIONAL, INC. AND SUBSIDIARIES

ITEM 2. MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
        CONDITION  AND  RESULTS  OF  OPERATIONS.

The following discussion provides information that the Company believes is relevant to an assessment and understanding of its results of operations. It should be read in conjunction with the Financial Statements and Notes included elsewhere herein and in the consolidated financial statements and footnotes included in the Company's Annual Report on Form 10-KSB, as amended, for the year ended December 31, 1997. The discussion below contains "forward looking statements" within the meaning of the federal securities laws, including statements regarding the Company's prospects, cash flows, liquidity, and potential of the Company's products and services and similar expressions concerning matters that are not historical facts. These statements are subject to risks and uncertainties that could cause results to differ materially from those expressed in the statements.

General

The Company and its subsidiaries develop, market, and manage sophisticated investment management products and services. The Company provides products and services to facilitate the selection and/or monitoring of unaffiliated money managers or mutual funds for customers of the Company's distribution channels depending upon the size, sophistication and requirements of such customers. The
Company's products and services address investment suitability and diversification, asset allocation recommendations, portfolio modeling and rebalancing, comprehensive accounting and portfolio performance reporting. The Company's revenues are realized primarily from fees charged to clients based on a percentage of managed assets and to a lesser extent from consulting fees for certain advisory services and licensing fees from its software products. Fees based upon managed assets typically range from 10 to 250 basis points per year, based upon a number of factors such as the size of account and scope of services provided. At the present time, the principal factors affecting the Company's revenues are whether the Company adds or loses clients for its investment management services, the performance of equity and fixed income markets, and the type and size of accounts managed by the Company and related differences in fees charged.

Corporate Restructuring

During the second quarter of 1998, the Company committed substantial resources and efforts in seeking to find a strategic partner to assist the Company with its capital needs as well as strengthen its positions in the financial services arena. To this end, the Company engaged the investment banking firm of Putnam, Lovell, de Guardiola & Thornton. On July 7, 1998, after an extensive negotiation period, the Company entered into a Letter of Intent with Dundee Bancorp Inc. ("Dundee"), a Canadian investment management firm, for a proposed equity investment in the Company of $24 million. In connection with the execution of the Letter of Intent, Dundee provided a loan to the Company of $1.5 million for working capital purposes. The loan is secured by the assets of the Company and by a pledge of the stock of each of the Company's subsidiaries and is guaranteed by PMC, PMCIS, and PTS. The loan is due on September 30, 1998, unless extended by mutual agreement. On August 7, 1998, the Company and Dundee mutually agreed to terminate the Letter of Intent, principally as a result of an internal change in Dundee's priorities. Dundee concluded that a license for the use of the Company's products and services in Canada, or other similar arrangements, may better suit its business plan and strategic goals. The Company and Dundee are in discussions regarding such

              PMC INTERNATIONAL, INC. AND SUBSIDIARIES

ITEM 2. MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
        CONDITION  AND  RESULTS  OF  OPERATIONS. (cont'd)

an arrangement, however there can be no assurance that an agreement will be reached. The Company continues to seek out strategic relationships and sources of capital to meet the Company's working capital needs.

In order to address its working capital deficit and capital needs, the Company is implementing a wide reaching corporate restructuring. The Company is reorganizing its executive management and on August 24, 1998, the Company concluded negotiations with Kenneth S. Phillips concerning the termination of his employment and accepted his resignation as President, Chief Executive Officer and Director of the Company and from all officer and director positions with the Company's subsidiaries. In connection with these events, the Company entered into a separation agreement with Mr. Phillips whereby the Company agreed to make severance payments to Mr. Phillips in an amount of $50,000 for two months and $25,000 per month for an additional 23 months in lieu of the severance payments required under Mr. Phillips' Employment Agreement. The separation agreement restricts Mr. Phillips from competing or interfering with the Company's activities during the 27 month period after his termination or from disclosing or utilizing proprietary information. At the option of Mr. Phillips, the non-compete restrictions may be terminated after one year and the Company would have no further severance payment obligation to him. In addition, Mr. Phillips' Employment Agreement and Change of Control Severance Agreement were terminated and the Shareholders Agreement dated as of December 24, 1996, among the Company, Mr. Phillips and certain other shareholders, which included a voting agreement among the parties, was effectively terminated as to Mr. Phillips and KP3, LLC (a Colorado limited liability company controlled by Mr. Phillips). Pursuant to the separation agreement, the Company and Mr. Phillips agreed to conclude the relationship between the Company and KP3. Mr. Phillips agreed to apply all funds held by KP3 towards the prepayment of the KP3 Loans and the Company agreed to allow the bank to apply the collateral it pledged as security (including a portion of accrued interest therein) in the amount of approximately $1,766,000, to the payment of principal and interest on the KP3 Loan. The Company will forgive accounts receivable from KP3 in the amount of approximately $234,000, with the combined assistance to KP3 not exceeding $2 million. As a result of the application of the pledged collateral to the KP3 Loan and pursuant to the terms of the Reimbursement and Pledge Agreement between the Company and KP3, the Company will exercise its rights thereunder in respect of the 410,961 shares of PMCI common stock pledged by KP3, and will take such shares into its treasury.

             PMC INTERNATIONAL, INC. AND SUBSIDIARIES

ITEM 2. MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
        CONDITION  AND  RESULTS  OF  OPERATIONS. (cont'd)

The Company named Mr. Scott A. MacKillop, the Company's Executive Vice President and Chief Operating Officer, President and named Mr. C.R. (Sonny) Tucker, a consultant for the Company, Interim Chief Executive Officer. Mr. Tucker has held positions as Chief Executive Officer of Shell Middle East and CFO/Controller of Shell Offshore Inc. He also worked as Managing Director for Westridge Capital Management and Director Investment Planning of the Shell Oil Retirement and Savings plans.

The Company has established an executive management team consisting of Mssrs. Tucker, MacKillop and Mr. Robert Brown, Executive Vice President of the Company's subsidiary Portfolio Management Consultants, Inc. ("PMC"), to implement the Company's restructuring plans. An internal leadership team of approximately 20 employees, including senior and middle managers, has been created to make recommendations to the executive management team and implement tactical changes to the Company's method of operations. The goal of these teams is to restructure and refocus the Company's efforts and to achieve profitable operations. The Company intends to achieve this result by focusing on and increasing profitable business channels, eliminating unprofitable business channels, gaining efficiencies in operations and reducing expenses.

As a result of this restructuring,  the Company anticipates  one-time
charges   and   write-offs   in  the   third   quarter   of  1998  of
approximately $2,500,000.

In addition, the Company has taken or intends to take the following actions:

o Due to the PMCIS integration and related corporate reorganizations, 20 non-critical employees have departed the Company or are expected to depart in the second half of 1998. The Company does not intend to replace those employees.

o In the second quarter of 1998, the Company outsourced the portfolio accounting function for its separate account business. The Company believes this outsourcing will allow it to deploy capital into other areas and into supporting new business. This outsourcing decision is expected to create annual savings by reducing system support, payroll, licensing and maintenance fees, telecommunications and pricing feeds.

o The Company has implemented measures to control costs in all areas and has made strategic improvements in promotion and advertising spending.

o The reorganization of its executive management and executive pay cuts it intends to implement will reduce payroll and related expenses.

o The Company's Atlanta lease obligation terminates in April 1999. The Company believes that all staff will have relocated to Denver or will have left the Company at that time. The Company expects there will be a reduction in one-time relocation, training and employment agency fees and expenses.

              PMC INTERNATIONAL, INC. AND SUBSIDIARIES

ITEM 2. MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
        CONDITION  AND  RESULTS  OF  OPERATIONS. (cont'd)

o The Company's sales and marketing group has been strategically reorganized. The customer service area has been reengineered and customers will benefit from more timely and efficient support. The Company expects to benefit from a re-energized sales effort and lower payroll and travel costs as a result of the reorganization. The Company has also gained capacity as a result of process flow improvements.

o In connection with head count reductions, the Company is evaluating its Denver office space options in order to further reduce costs.

While Management believes that the implementation of the restructuring plans will move the Company towards its goal of near term profitability, there is no assurance that the plan will be successful or that the Company will achieve profitable operations.

Results of Operations

The Quarter in Review

During the second quarter of 1998, the Company experienced disappointing operating results primarily from the Company's activities in non-core business and initiated the corporate restructuring described above. Salaries, advertising and promotion, general and administrative, occupancy and equipment, and professional fees are all lower than the previous quarter.
Operating expenses decreased from $3,700,000 in the first quarter to $3,400,000 in the second quarter. Management expects economies of scale and other benefits of the ongoing integration of PMC and PMCIS to continue to emerge over the third and fourth quarters. (See "Corporate Restructuring" above.) The Company's relationship with Ernst & Young LLP ("E&Y") continues to progress. Assets under management in the E&Y program increased $150 million in the second quarter and E&Y added another $93 million in July.

Three Months Ended June 30, 1998 Compared to Three Months Ended
June 30, 1997
Six Months Ended June 30, 1998 Compared to Six Months Ended June
30, 1997

Revenues
Gross revenues were $5,400,000 for the quarter ended June 30, 1998, compared to $3,000,000 for the corresponding period in 1997, an increase of 80%. Revenues were $10,900,000 for the six months ended June 30, 1998, compared to $5,900,000 for the corresponding period in 1997, an increase of 85%. The increases were attributable primarily to the PMCIS contribution to investment fees of $2,000,000 and $4,300,000 respectively. PMCIS was acquired in September 1997, and consequently no contribution from PMCIS is reflected through the second quarter of 1997. In addition, revenues in PMC's core wrap business increased $750,000 (25%) for the quarter ended June 30, 1998, and $1,300,000 (22%) for the six months ended June 30, 1998.

             PMC INTERNATIONAL, INC. AND SUBSIDIARIES

ITEM 2. MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
        CONDITION  AND  RESULTS  OF  OPERATIONS. (cont'd)

This increase was attributable to both growth in new assets under management and market appreciation. Negative impact on revenue for the quarter and six months ended June 30, 1998, versus the prior periods were attributable to not going forward with the Republic National Bank of New York ("Republic") relationship and a decrease of revenues of $100,000 and $200,000 respectively, due to the lowered minimum guaranteed fee from E&Y.

Investment Management and Other Fees
Investment   Management  and  Other  Fees  were  $3,300,000  for  the
quarter ended June 30, 1998, compared to $1,400,000 for the corresponding period in 1997, an increase of 136%. Investment management and other fees were $6,600,000 for the six months ended June 30, 1998, compared to $2,800,000 for the corresponding period in 1997, also an increase of 136%. These fee increases of $1,900,000 and $3,800,000 for the quarter and six months ended June 30, 1998, respectively, were principally the result of $1,300,000 and $2,900,000 increases attributable to the PMCIS acquisition. Investment management and other fees related to PMC's core wrap fee business increased $600,000 (43%) and $900,000 (32%) for the quarter and six months ended June 30, 1998, respectively. These increases are directly related to the increase in PMC core wrap fee business as discussed above.

Net Revenues after Investment Manager and Other Fees
Net   Revenues   after   Investment   Manager  and  Other  Fees  were
$2,200,000  for  the  quarter  ended  June  30,  1998,   compared  to
$1,600,000 for the corresponding period in 1997, an increase of 38%. Net revenues after investment manager and other fees were $4,300,000 for the six months ended June 30, 1998, compared to
$3,100,000 for the corresponding period in 1997, an increase of 39%. The increase was primarily attributable to the PMCIS acquisition and increase in PMC core wrap fee business as discussed above.

Operating Expenses
Operating expenses were $3,400,000 for the quarter ended June 30, 1998, compared to $2,400,000 for the corresponding quarter in 1997, an increase of 42%. Operating expenses were $7,000,000 for the six months ended June 30, 1998, compared to $4,400,000 for the corresponding period in 1997, an increase of 59%. The increases of $1,000,000 for the quarter and $2,600,000 for the six months ended June 30, 1998, were primarily due to increases in salaries and benefits of $500,000 (37%) for the quarter and $1,300,000 (61%) for the six months ended June 30, 1998, as a result of the PMCIS acquisition and the increase in business related to the E&Y relationship. Eighteen people were added to payroll in conjunction with the PMCIS acquisition. Four people have been added to support the E&Y program. General & administrative and occupancy &
equipment expenses increased $300,000 (58%) for the quarter and $800,000 (73%) for the six months ended June 30, 1998, as a result of the PMCIS acquisition and overlapping costs of maintaining duplicate facilities. Amortization expense increased $200,000 (100%) for the quarter and $300,000 (100%) for the six months ended June 30, 1998, directly related to the PMCIS acquisition.

Income Taxes
The Company's effective tax rate for 1997 is 0 (zero).

              PMC INTERNATIONAL, INC. AND SUBSIDIARIES

ITEM 2. MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
        CONDITION  AND  RESULTS  OF  OPERATIONS. (cont'd)

Net Loss
The Company recorded a net loss of $1,200,000 for the quarter ended June 30, 1998, as compared to $700,000 for the same period in 1997, an increase of 71%. The net loss was $2,700,000 for the six months ended June 30, 1998, as compared to $1,300,000 for the corresponding period in 1997, an increase of 108%. The increase in net loss for the quarter ended June 30, 1998, is directly related to:
1. decrease in revenues compared to the same period last year as a result of not going forward with the Republic relationship ($250,000) and a reduction in revenues recognized from the E&Y relationship ($100,000).
2. one-time expenses related to the PMCIS acquisition (e.g. relocation costs, placement fees and duplicate facilities of $125,000). In addition, the Company recognized amortization of $225,000 in 1998 with no corresponding amount in 1997.

The increase in loss for the six month period ended June 30, 1998, is primarily related to:
1.    Republic revenue decrease        $400,000
2.    reduction in E&Y minimum fee guarantee$200,000
3.    relocation costs associated with PMCIS$100,000
4.    maintenance of Atlanta office    $100,000
5.    PMCIS goodwill amortization      $300,000
6.    increase in depreciation/amortization$300,000
7.    severance payments/employment agency fees$100,000
                                                  TOTAL  $1,500,000


Liquidity and Capital Resources
The Company is actively investigating sources of capital in order to support its working capital requirements. The Company's future liquidity needs are dependent upon the Company's ability to generate additional equity, to reduce expenses associated with its operations, to achieve higher levels of cash flows or a combination of the above. There can be no assurance that financing will be available to the Company or that the Company will otherwise find sources to meet its cash flow requirements.

The Company has historically incurred net losses and accordingly experienced cash flow problems. As a result of the acquisition of PMCIS, the Company is obligated to make a deferred purchase payment on September 24, 1998, currently estimated at approximately $2,000,000. On September 30, 1998, the Company will be required to set aside $500,000 to meet increased regulatory capital requirements for its broker/dealer operations. On December 31, 1998, the Company is obligated to repay the Dundee note obligation of $1,500,000. However, the Company is in negotiations with Dundee concerning an arrangement whereby Dundee would license certain of the Company's products with proceeds applied toward the loan. Also, the Company will be required to use cash of approximately
$1,750,000 to repay the obligation of KP3, LLC, and write-off approximately $230,000 in notes receivable from the LLC, in conjunction with the Separation and Consulting Agreement with Mr. Phillips.

              PMC INTERNATIONAL, INC. AND SUBSIDIARIES

ITEM 2. MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
        CONDITION  AND  RESULTS  OF  OPERATIONS. (cont'd)

In addition, continuing losses from operations have resulted in the Company's cash balances decreasing further. The Company's current working capital deficit is approximately $1,500,000.
The Company is continuing its efforts to reduce expenses. (See "Corporate Restructuring" above.) Management believes that these efforts, along with deferral of expenses and liabilities, should allow the Company to continue operations while it seeks further capital. While the Company is seeking out sources of short and long term capital to meet its obligations, there is no assurance that sources of such funds will be available to the Company. Should additional capital not be raised, the Company will look to further reduce expenses associated with its operations, sell non-core business or assets and otherwise downsize its overhead, or a combination of the above. There is no assurance that the Company's restructuring efforts will be successful. If the Company is not able to raise additional capital or successfully restructure its obligations, the business and financial condition of the Company will be materially adversely affected.

At June 30, 1998, the Company had cash of $2,100,000, a substantial portion of which was held in short-term interest bearing accounts, including restricted cash of $1,800,000.

For the Quarter Ended June 30, 1998:
Cash used in operating activities was $1,400,000. This was due primarily to the net loss from operations.

Cash provided by investing activities was $200,000. Cash provided by investing activities was the result of payments received on a note receivable.

Cash provided by financing activities of $340,000 was primarily related to the borrowings to finance accounts receivable.

The Company anticipates that it will continue to experience operating losses until such time as it can realize the benefits of the restructuring and growth in assets under management and administration.

Year 2000.
Many existing computer programs use only two digits to identify a specific year and therefore may not accurately recognize the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the year 2000. Due to the Company's dependence on computer technology to operate its business, and the dependence of the financial services industry on computer technology, the nature and impact of Year 2000 processing failures on the Company's business could be material. The Company is currently modifying its computer systems in order to enable its systems to process data and transactions incorporating year 2000 dates without material errors or interruptions.

             PMC INTERNATIONAL, INC. AND SUBSIDIARIES

ITEM 2. MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
        CONDITION  AND  RESULTS  OF  OPERATIONS. (cont'd)

The success of the Company's plan depends in large part on parallel efforts being undertaken by other entities, including third party vendors, with which the Company's systems interact and therefore, the Company is taking steps to determine the status of these other entities' Year 2000 compliance. The Company is formulating contingency plans to be implemented in the event that any other entity with which the Company's systems interact, or the Company itself, fails to achieve timely and adequate Year 2000 compliance.

The Company currently expects that costs to comply will be born substantially by outside entities, and the Company anticipates that its costs to achieve Year 2000 compliance will not exceed $250,000 over the next 18 months. These costs exclude the time that may be spent by management and administrative staff in guiding and assisting the information technology effort described above or for bringing internal systems into Year 2000 compliance.

              PMC INTERNATIONAL, INC. AND SUBSIDIARIES

PART II.   OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

In early June 1997, the Company received a letter from an attorney representing a former employee which threatened litigation relating to a dispute over such former employee's remuneration by the Company unless the Company agreed to settle with him by a specified date. The Company responded to the letter and stated its position that no amounts are owed. By correspondence from The National Association of Security Dealers ("NASD") dated December 19, 1997, PMC was notified that the matter was submitted by the employee to the NASD for arbitration. The employee is seeking damages for lost earnings from his prior employer, lost commissions from PMC and other damages, totaling $1,190,000. PMC has responded to the NASD Arbitration demand by denying that the NASD has jurisdiction over the matter and seeking to have the matter dismissed. The matter has been transferred to the NASD's regional office in Denver. On May 13, 1998, the Company filed a verified Application for Stay of Arbitration in Denver District Court, asking for an order staying arbitration due to the fact that there is no agreement for arbitration between the parties. The Company believes that the claims described in the NASD Arbitration notice are without basis and intends to defend the matter vigorously.

In August 1998, the Company settled a dispute with its former
Executive Vice President, Mr. David Andrus, concerning his entitlement to severance under his Employment Agreement.

The Company is not aware of any other material legal proceedings or investigations currently pending or threatened against the Company.


ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

A.    Exhibits

      10.1 Change in Control Agreement between the Company and
           Kenneth S. Phillips, dated May 15, 1998.
      10.2 Change in Control Agreement between the Company and Scott
           A. MacKillop, dated May 15, 1998
      10.3 Change in Control Agreement between the Company and
           Stephen A. Ash, dated May 15, 1998
10.4  Change in Control Agreement between the Company and Maureen E.
           Dobel, dated May 21, 1998
      10.5 Letter of Intent between the Company and Dundee Bancorp Inc., dated July 7, 1998
      10.6 Loan Agreement between the Company and Dundee Bancorp Inc., dated July 7, 1998
      10.7 Borrower Security Agreement between the Company and
           Dundee Bancorp Inc., dated July 9, 1998
10.8  Subsidiary Security Agreement among PMC, PMCIS, PTS and Dundee
           Bancorp Inc., dated July 9, 1998

             PMC INTERNATIONAL, INC. AND SUBSIDIARIES

10.9  Guarantee Agreement among PMC, PMCIS, PTS and Dundee Bancorp
           Inc., dated July 9, 1998
10.10 Pledge Agreement between the Company and Dundee Bancorp Inc., dated July 9, 1998
10.11 Promissory Note made by the Company dated July 10, 1998
10.12 Separation Agreement between the Company and Kenneth S.
           Phillips, dated August 24, 1998
10.13 Amendment to the Reimbursement and Pledge Agreement dated
           August 24, 1998

B.    Reports on Form 8-K
          None

              PMC INTERNATIONAL, INC. AND SUBSIDIARIES


SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       PMC INTERNATIONAL, INC.
                                       REGISTRANT



Date:  September 14, 1998              /s/      Scott A. MacKillop
Scott A. MacKillop
                                       President